# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elemental Royalty Corp, CIK 0002086771
CUSIP: 28619K109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 902 - 815 W. Hastings Street, Vancouver, British Columbia Canada (A1), V6C 1B4
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001768005

## Reporting persons
- SIM Orphan, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,364,201; sole dispositive power 0; shared dispositive power 1,364,201; aggregate amount beneficially owned 1,364,201 (2.15% of the class)
  Comment: SIM Orphan, LLC is the General Partner of Orphan Fund, LP (the "Fund") in which such shares referred to above are held. As a result, SIM Orphan, LLC possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund.
  
  Based on a total of 63,387,851 shares outstanding of the Issuer as of June 30, 2025, as set forth in the Issuer's most recent F-10 filed on October 22, 2025.
- Orphan Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,364,201; sole dispositive power 0; shared dispositive power 1,364,201; aggregate amount beneficially owned 1,364,201 (2.15% of the class)
  Comment: Based on a total of 63,387,851 shares outstanding of the Issuer as of June 30, 2025, as set forth in the Issuer's most recent F-10 filed on October 22, 2025.
- Paul H. Stephens: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,147,142; shared voting power 1,364,201; sole dispositive power 3,147,142; shared dispositive power 1,364,201; aggregate amount beneficially owned 4,511,343 (7.12% of the class)
  Comment: Includes 3,147,142 shares of Common Stock held by Paul H. Stephens ("Stephens") in person accounts of which Stephens is an owner.
  
  Stephens is the Managing Member of SIM Orphan, LLC, the General Partner of the Fund. As a result, Stephens possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Fund. Stephens disclaims beneficial ownership of any of the shares held by the Fund.
  
  Based on a total of 63,387,851 shares outstanding of the Issuer as of June 30, 2025, as set forth in the Issuer's most recent F-10 filed on October 22, 2025.

## Item 1. Issuer
Name of issuer: Elemental Royalty Corp
Address of issuer's principal executive offices: 902 - 815 W. Hastings Street, Vancouver, British Columbia, Canada

## Item 2. Person Filing
Name of person filing: SIM Orphan, LLC, Orphan Fund, LP, and Paul H. Stephens
Address of principal business office or, if none, residence: 2 Windward Road, Belvedere, CA 94920
Citizenship: SIM Orphan, LLC is a Delaware limited liability company. Orphan Fund, LP is a Delaware Limited Partnership. Paul H. Stephens is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Aggregate of all Reporting Persons: 4,511,343
SIM Orphan, LLC - 1,364,201
Orphan Fund, LP - 1,364,201
Paul H. Stephens - 3,147,142*

* Stephens is the Managing Member of SIM Orphan, LLC, the General Partner of the Fund. As a result, Stephens possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Fund. Stephens disclaims beneficial ownership of any of the shares held by the Fund.
Percent of class:
Aggregate of all Reporting Persons: 7.12%
SIM Orphan, LLC - 2.15%
Orphan Fund, LP - 2.15%
Paul H. Stephens - 7.12%*

* Stephens is the Managing Member of SIM Orphan, LLC, the General Partner of the Fund. As a result, Stephens possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Fund. Stephens disclaims beneficial ownership of any of the shares held by the Fund.
Sole power to vote or to direct the vote:
SIM Orphan, LLC - 0
Orphan Fund, LP - 0
Paul H. Stephens - 3,147,142
Shared power to vote or to direct the vote:
SIM Orphan, LLC - 1,364,201
Orphan Fund, LP - 1,364,201
Paul H. Stephens - 1,364,201
Sole power to dispose or to direct the disposition:
SIM Orphan, LLC - 0
Orphan Fund, LP - 0
Paul H. Stephens - 3,147,142
Shared power to dispose or to direct the disposition:
SIM Orphan, LLC - 1,364,201
Orphan Fund, LP - 1,364,201
Paul H. Stephens - 1,364,201

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SIM Orphan, LLC: Paul H. Stephens, Paul H. Stephens, Managing Member (01/02/2026)
- Orphan Fund, LP: Paul H. Stephens, Paul H. Stephens, Managing Member of SIM Orphan, LLC, the General Partner of Orphan Fund, LP (01/02/2026)
- Paul H. Stephens: Paul H. Stephens, Paul H. Stephens (01/02/2026)